January 25, 2006

Mr. William W. Deneau
President
Cadence Resources Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan 49684

	Re:	Cadence Resources Corporation
      Post-Effective Amendment No. 2 to Form SB-2
		Filed December 30, 2005
		File No. 333-110099

		Registration Statement on Form SB-2
		Filed December 30, 2005
		File No. 333-130769

      Registration Statement on Form S-4
		Filed May 13, 2005, as amended
		File No. 333-124904

		Form 10-KSB for the Fiscal Year ended September 30, 2005
		Filed December 29, 2005
		File No. 0-25170

		Form 8-K for the Period Ended January 20, 2006, as amended
		Filed January 20, 2006

Dear Mr. Deneau:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form SB-2 and Registration
Statement on Form SB-2

General

1. Please note that we will not be in a position to declare either the pending post-effective amendment or the registration statement effective until all comments have been addressed.

2. We note that you did not include all applicable disclosures required under SFAS 69 in your above pending registration statement on Form SB-2. Please include such disclosure.

Also, we note that this disclosure is missing from your registration statement on Form S-4 that was declared effective on September 22, 2005. In this regard, please advise us of your views on whether this prospectus meets the requirements of Section 10 of the Securities
Act.  We may have further comment.

Undertakings

3. Include the undertakings required by Item 512 of Regulation S-
K.

Signatures

4. Identify the person who is signing as your principle accounting officer.

Form 10-KSB for the Fiscal Year ended September 30, 2005

General

5. To the extent applicable, please make all parallel changes to your
Form SB-2 filed on December 29, 2005.

Oil and Gas Reserves, page 19

6. We note you presented the "Present Value" of your proved reserves
(or what is more commonly known as PV-10) as of September 30, 2005, which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must remove the PV-10 disclosure or provide all disclosures required by
Item 10(h) of Regulation S-B.

Cadence Pro Forma Information, page 38

7. Please provide an introductory paragraph to your unaudited pro forma information. In your disclosure, please address all required elements described in paragraph (b)(2) of Rule 11-02 of Regulation S-
X.

Description of Properties, page 44

8. We note you purchased a commercial condominium unit in the Copper
Ridge Professional Center Five on September 19, 2005. Please tell us where you reflected this purchase in the Statements of Cash Flows. Expand your footnote and MD&A disclosures to provide additional details on the purchase including the purchase price and any future obligations.

Item 6. Management`s Discussion and Analysis or Plan of
Operations,
page 49

9. Please provide disclosures of your critical accounting policies and estimates. In your disclosure, please address the material implications of the uncertainties that are associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.
(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.
(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Statements of Operations and Comprehensive Loss, page F-4

10. We note you presented your "loss on disposition and impairment of assets" as a component of "Other income (expense)" line item which is excluded from income from operations. Please include your loss on disposition and impairment of assets in your measure of income from operations, pursuant to SFAS 144, paragraph 45.



Note 5 - Investments, page F-15

11. We note your securities are classified as available for sale securities which are recorded at fair value on the balance sheet as investments. Under SFAS 115, paragraph 3, the use of fair value accounting for equity securities is generally limited to those that have readily determinable fair values. Please tell us why you believe your investment in Aurora Energy, a non-public company should be classified as an available for sale security and recorded at fair value. Additionally, given the significance of the investment in Aurora Energy, your discussion of investment securities appearing in this footnote should include details on Aurora Energy.

Note 8 - Common Stock Option and Award Plan, page F-18

12. Please tell us and disclose how you accounted for the 500,000 stock options that were expired or forfeited during the year ended September 30, 2005.

Note 10 - Oil and Gas Properties, page F-20

13. Please provide all applicable disclosures required under SFAS
69.

Form 8-K for the Period Ended January 20, 2006, as amended

14. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please revise as necessary.

15. Your disclosure should also specifically state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

16. To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Yong Choi at (202) 551-3758 or, in his absence,
April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,


							Tangela S. Richter
							Branch Chief

cc:	Y. Choi
	A. Sifford
      J. Wynn

      via facsimile
      Henry I. Rothman, Esq.
      Troutman Sanders LLP
            (212) 704-5950

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Mr. William W. Deneau
Cadence Resources Corporation
January 25, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010